Designated Filer:	SHUTTERSTOCK INVESTORS, LLC
Issuer & Ticker Symbol:	Shutterstock, Inc. (SSTK)
Date of Event Requiring Statement:	November 28, 2012

Explanation of Responses

(1)
On November 28, 2012, Shutterstock Investors, LLC distributed 166,733 shares of common stock of the issuer (“Shares”) to its sole member, Insight Venture Partners V (Employee Co-Investors), L.P. (“IVP V Employee Co-Investors”).  In connection with the distribution, IVP V Employee Co-Investors acquired direct ownership of 166,733 Shares for which it previously had indirect beneficial ownership.  IVP V Employee Co-Investors did not furnish any consideration in exchange for the Shares received in connection with the distribution.  The business address for all of the above persons is: 680 Fifth Avenue, 8th Floor, New York, N.Y. 10019.